SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

CLARK HOLDINGS INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18145M 109
(CUSIP Number)

Gregory E. Burns 330 Madison Avenue, Sixth Floor New York, New York 10017 (646) 495-5155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________
* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS

Gregory E. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,583,549
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,583,549
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,583,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 3 of 8 Pages

This Amendment No. 5 (this “Amendment”) to Schedule 13D is filed by Gregory E. Burns with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Clark Holdings Inc., a Delaware corporation (the “Issuer”). This Amendment amends and/or supplements the Schedule 13D filed on March 17, 2008 (the “Original Statement”), as previously amended on September 17, 2008, September 24, 2008, September 29, 2008 and February 18, 2011 (the “Prior Amendments,” and the Original Statement, as amended and/or supplemented by the Prior Amendments and this Amendment, this “Statement”).

Except as amended and/or supplemented by this Amendment, the Original Statement, as amended by the Prior Amendments, remains unchanged. All capitalized terms used but not defined in this Amendment are defined in the Original Statement and the Prior Amendments. The summary descriptions (if any) contained in this Amendment are qualified in their entirety by reference to the complete text of such agreements and documents filed as exhibits hereto or incorporated herein by reference.

The percentage of beneficial ownership reflected in this Statement is based upon 12,032,193 shares of Common Stock outstanding as of August 12, 2011.

Item 2.	Identity and Background.

Item 2 is amended by supplementing it with the following:

The person filing this Statement is Gregory E. Burns. Mr. Burns’ business address is 373 Park Avenue South, 6th Floor, New York, NY 10016. Mr. Burns is a member of the board of directors and chief executive officer of the Issuer. Mr. Burns is also president of Blue Line Advisors, Inc., a strategic consulting firm that focuses on companies in the transportation and logistics sector. Blue Line Advisors is located at 373 Park Avenue South, 6th Floor, New York, NY 10016.

Mr. Burns has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Burns has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Burns is a citizen of the United States.

Item 4.	Purpose of Transaction.

Item 4 is amended by supplementing it with the following:

Mr. Burns acquired the securities described in this Statement for investment purposes. Mr. Burns may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Furthermore, Mr. Burns holds an option to purchase 10,000 shares of Common Stock at an exercise price of $4.06 per share and an option to purchase 150,000 shares of Common Stock at an exercise price of $0.69 per share (together, the “Stock Options”). The Stock Option for 10,000 shares of Common Stock, which is currently exercisable, expires on March 12, 2018 and the Stock Option for 150,000 shares of Common Stock, which is currently exercisable as to 100,000 shares, expires on February 8, 2019.

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 4 of 8 Pages

As previously announced by the Issuer, on September 1, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Gores Logistics Holdings, LLC (“Parent”), a Delaware limited liability company and an affiliate of The Gores Group, LLC (“The Gores Group”), and Gores Logistics Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Parent.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). If the Merger is consummated:

•
By virtue of the Merger, all of the outstanding shares of Common Stock of the Issuer, including those beneficially owned by Mr. Burns, but other than treasury shares, shares held by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent or Issuer and shares held by stockholders who perfect their appraisal rights, will be cancelled and converted into the right to receive $0.46 in cash (the “Merger Consideration”). Each outstanding share of common stock of Merger Sub will be converted into one outstanding share of Common Stock of the Issuer. Following the Merger, Parent intends to terminate the listing of the Issuer’s Common Stock on the NYSE Amex, LLC and to terminate the registration of its Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. As a result, the Issuer will become a private company and a wholly owned subsidiary of Parent.

•
Immediately prior to the effective time of the Merger, all of the options issued under the Issuer’s 2007 Long-Term Incentive Equity Plan, including the Stock Options beneficially owned by Mr. Burns, will become fully vested and exercisable. By virtue of the Merger, such stock options, including the Stock Options beneficially owned by Mr. Burns, will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the Merger Consideration less the applicable per-share exercise price of such stock option multiplied by (ii) the number of shares of Clark common stock issuable upon the exercise of such stock option. Because the exercise prices of the Stock Options are greater than $0.46, Mr. Burns will receive no consideration for the Stock Options beneficially owned by him.

•
Merger Sub’s board of directors will become the board of directors of the Issuer. The Issuer’s executive officers will remain as the executive officer’s of the Issuer, with certain exceptions, including that Mr. Burns will resign as the chief executive officer of the Issuer.

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 5 of 8 Pages

•	The certificate of incorporation and bylaws of Merger Sub will become the certificate of incorporation and bylaws of the Issuer.

The obligations of the Issuer, on one hand, and Parent and Merger Sub, on the other hand, to consummate the Merger are subject to certain conditions to closing, including, among others, (i) the adoption of the Merger Agreement by the Issuer’s stockholders, (ii) the absence of any law, order or other action enjoining or otherwise prohibiting consummation of the Merger, (iii) the accuracy of the parties’ respective representations and warranties, and (iv) the parties’ respective compliance with agreements and covenants contained in the Merger Agreement. The obligations of Parent and Merger Sub to consummate the Merger are subject to further conditions to closing, including (a) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement); and (b) the absence of any pending or threatened legal proceedings that could reasonably be expected to have a Company Material Adverse Effect, not otherwise covered by insurance.

Upon termination of the Merger Agreement in certain specified circumstances, including a termination by the Issuer to enter into an alternative acquisition agreement for a superior proposal, the Issuer will be required to pay Parent a termination fee equal to $194,000 and/or reimburse Parent’s expenses up to $175,000. Upon termination of the Merger Agreement by the Issuer in certain other circumstances, including a failure by Parent to consummate the Merger after all of the conditions to closing have been met (other than conditions that by their nature are to be satisfied at the closing), Parent will be required to pay Clark a reverse termination fee equal to $194,000.

Because the merger will constitute a "change of control transaction" as defined under the Stockholder Escrow Agreement, dated February 12, 2008, by and among the Issuer, the parties listed under Stockholders on the signature page thereto and The Bank of New York, as escrow agent, 306,250 shares of Common Stock beneficially owned by Mr. Burns will be released from escrow upon consummation of the Merger and Mr. Burns will receive the Merger Consideration for such shares as described above.

As a condition to Parent and Merger Sub entering into the Merger Agreement, Mr. Burns, along with certain of the Issuer’s other executive officers and all of the Issuer’s other directors (collectively, the “Stockholders”), entered into a Voting Agreement, dated as of September 1, 2011, with Parent (the “Voting Agreement”). The Voting Agreement provides that the Stockholders will vote all of the Common Stock beneficially owned (as defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended) by them, whether now owned or hereafter acquired, in favor of the adoption and approval of the Merger Agreement and against any proposal for an extraordinary corporate transaction which would be reasonably likely to prevent consummation of the Merger. In the Voting Agreement, Victor Otley, Lindsay Wynter and Thomas A. Waldman are named as proxies for voting of the shares of Common Stock held by the Stockholders on matters related to the Merger Agreement and the transactions contemplated by such Merger Agreement. The Stockholders may not, and may not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of their shares of Common Stock, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on the their voting rights, charge or other encumbrance of any nature whatsoever with respect to their shares of Common Stock. The provisions of the Voting Agreement will not be deemed to restrict the right of the Stockholders to act in their capacity as officers and directors of the Issuer consistent with their fiduciary obligations in such capacity. The Voting Agreement will terminate on the earlier to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) any material amendment (including to the price) of the Merger Agreement that is adverse to the Stockholders.

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 6 of 8 Pages

The foregoing descriptions of the Merger Agreement and the Voting Agreement are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on September 2, 2011, and the Voting Agreement, a copy of which is filed as Exhibit 2 of this Amendment, which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by supplementing it with the following:

As of the date of this Amendment, Mr. Burns is the beneficial owner of 2,583,549 shares of Common Stock of the Issuer, representing 21.3% of the outstanding Common Stock. This amount represents (i) 2,473,549 shares of Common Stock held by Mr. Burns, and (ii) 110,000 shares of the Issuer’s Common Stock issuable upon the exercise of Stock Options held by Mr. Burns, which options are currently exercisable as to such number of shares. Mr. Burns has sole voting and dispositive power over all 2,583,549 shares. This amount does not include 50,000 shares of Common Stock issuable upon the exercise of a Stock Option held by Mr. Burns, which option is not currently exercisable as to such number of shares and will not become exercisable as to such number of shares within 60 days.

In the 60 days prior to the date of this Amendment, except as otherwise set forth herein, Mr. Burns has not effected any transactions in the Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended by supplementing it with the following:

The information set forth under Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended by supplementing it with the following:

Exhibit 1	Agreement and Plan of Merger, dated as of September 1, 2011, by and among Clark Holdings Inc., Gores Logistics Holdings, LLC, and Gores Logistics Sub, Inc.*

Exhibit 2	Voting Agreement, dated as of September 1, 2011, by and among Gores Logistics Holdings, LLC and the persons and entities listed on Exhibit A thereto.

CUSIP No. 18145M 109	SCHEDULE 13D/A	Page 7 of 8 Pages

*	Incorporated by reference from Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on September 2, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2011

/s/ Gregory E. Burns
Gregory E. Burns